Exhibit 15.1

Consent of Director Nominee

In connection with its offering of Class A Common Units, Sun Dental Holdings, LLC. (the “Company”) has filed an Offering Statement on Form 1-A (the “Offering Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The undersigned hereby consents, pursuant to Rule 438 of the Securities Act, to being named in the Offering Statement (including any amendments and supplements thereto) as a director nominee to the board of directors of the Company. The undersigned also consents to the filing of this consent as an exhibit to the Offering Statement (including any amendments and supplements thereto).

Dated: September 3, 2015

/s/ Paul Rogalski
Paul Rogalski